EXHIBIT 99.1

Tencent Music Entertainment Group to Report Third Quarter 2022

Financial Results on November 15, 2022 Eastern Time

SHENZHEN, China, October 17, 2022 /PRNewswire/ -- Tencent Music Entertainment Group ("TME", or the "Company") (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced that it will report its unaudited financial results for the third quarter of 2022 before the U.S. market opens on Tuesday, November 15, 2022.

TME's management will hold a conference call on Tuesday, November 15, 2022, at 6:00 A.M. Eastern Time or 7:00 P.M. Beijing Time on Tuesday, November 15, 2022, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	2420087

The replay will be accessible through November 22, 2022, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	4004801

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tencentmusic.com/.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com
+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group